EXHIBIT 3(ii)a


                              FORTUNE BRANDS, INC.

                                BY-LAW AMENDMENT

                            ADOPTED ON JULY 28, 1998

                             EFFECTIVE JULY 28, 1998


Article I, Section 1 was amended to read in its entirety as follows:


          Section 1. The number of directors constituting the entire Board of Directors of the Company shall be fixed at thirteen. The number of the directors may be altered by amendment of these By-laws, which amendment may be adopted at any regular or special meeting of the Board of Directors by the affirmative vote of at least two-thirds of all the directors then in office.